EXHIBIT I



                                 (TRANSLATION)


To Whom It May Concern:

                                                               November 15, 2002
                                                        Toyota Motor Corporation
                                               (Toyota Jidosha Kabushiki Kaisha)
                                    1, Toyota-cho, Toyota City, Aichi Prefecture


                 Notice of Repurchase of Shares from the Market
         (Repurchase of Shares Pursuant to the Provisions of Article 210
                             of the Commercial Code)

We hereby inform you that Toyota Motor Corporation ("TMC") repurchased its shares from the market as follows pursuant to the provisions of Article 210 of the Commercial Code.


1.  Purchase period                         November 1, 2002 through
                                              November 15, 2002
2.  Number of shares repurchased            12,326,700 shares
3.  Aggregate purchase price                JPY 38,580,351,000
4.  Method of repurchase                    Purchase on the Tokyo Stock Exchange



(Reference)

o Matters resolved at the FY 2002 Ordinary General Shareholders' Meeting held on June 26, 2002.

    (1)  Type of shares to be repurchased          Shares of common stock of TMC
    (2)  Aggregate number of shares to be
         repurchased                               Up to 170,000,000 shares
    (3)  Aggregate purchase price                  Up to JPY 600,000,000,000

o   Number of shares having been repurchased up to November 15, 2002

    (1)  Aggregate number of shares repurchased    68,039,700 shares
    (2)  Aggregate purchase price                  JPY 201,957,866,500



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Contact: TMC, Public Affairs at (03) 3817-9111~6 (Tokyo Head Office)
                                (0565) 23-1520~4 (Head Office)
                                (052) 952-3461~4 (Nagoya)